November 28, 2005

Mail Stop 4561

Corporation Services Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

	Re:	Grant Enterprises, Inc.
		Amendment No. 1 to Form SB-2
		Filed November 2, 2005
		Registration No. 333-127259

Dear Mr. Shadmer,

      We have reviewed your amendment and have the following comments.

About Our Company, page 1

1. We note your statement that Grant Enterprises, LLC is the exclusive North American distributor of Kinjoy Chairs, the Shiatsu Massage chair. Based on the Distributor Agreement filed as Exhibit
10.1, it appears that Grant Enterprises, LLC is the sole distributor of the Kinjoy Chairs only in Michigan, Mississippi, Nevada and New Jersey. Please accordingly revise here in and in all other places in your document where you discuss the Kinjoy Chairs.

Risk Factors, pages 2-6

2. We note your response to prior comment 9 and reissue it in part.
In the first risk factor, please disclose whether you have enough financial resources to meet your expenses and support your anticipated activities for the next twelve months. If you do not have enough resources, please disclose how long you can continue operations, assuming that you are not able to raise additional funds through public or private debt or sale of equity.

3. Please address the risk facing Grant in hiring and retaining qualified technical employees.


Management Discussion and Analysis

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003

Results from Operations, page 16

4. You discuss the reason for the increase in general and administrative expense but do not address the reason for the increase in cost of goods sold. Please revise.

Gross Revenues, page 17

5. We note your revisions in response to prior comment number 17. Your revised disclosure states that your increase in revenue related to an increase in the number of chairs sold in 2004. However, your disclosure also indicates that the percentage of your revenue from the sale of chairs and vending remained consistent. Clarify how the increase in your revenue only relates to an increase in the number of chairs sold in 2004 as the percentage of your revenue remained consistent from year to year or revise your disclosure as appropriate.

Total Expenses, page 17

6. We note that you attribute the increase in your costs of sales `to revenues for the sale of chairs increasing while vending sales had not increased by the same percentage.` This disclosure is inconsistent with your revenue disclosure that indicates your sale of chair and vending revenue has remained consistent. Revise as appropriate. Further, quantify the amount of cost of sales incurred from sales of chairs and vending sales.

Six Months Ended June 30, 2005 Compared to Six Months Ended June
30,
2004

Gross Revenues, page 18

7. Your disclosure, in part, discusses results from the quarter ended
June 30, 2005. Your discussion should provide information relevant to the entire period being discussed. Revise as appropriate. Further revise to include comparable quantitative revenue information for the six months ended June 30, 2004.

Total Expenses, page 18

8. Revise to provide a discussion of the changes in cost of sales and quantify the amount of cost of sales incurred from sales of chairs and vending sales.


Net Income from Operations, page 18

9. Clarify why you have a separate discussion for net income and net income from operations. Address the difference between the financial measures or revise as appropriate.

Plan of Operation, pages 18-19

10. Revise to disclose the key indicators used by management to determine the success of implementing your business plan. This discussion should provide a short and long-term analysis of your business. We refer you to SEC Release 33-8350, Section III.B.

Capital Resources and Liquidity, page 19

11. We note your revisions to disclose the principal sources of liquidity in response to prior comment number 19. Your disclosure includes deferred salaries as a principal source of liquidity; however, it does not appear that you have accrued any costs for salaries that have been deferred. Explain to us how you are accounting for deferred salaries and provide the amounts that have been deferred for the year ended December 31, 2004 and 2003 and the six months ended June 30, 2004.

12. We note your revised disclosure in response to prior comment number 20, which states that future revenues will be sufficient to cover budget expenditures and offering expenses. Revise to specify the period of time that you anticipate revenue to cover your operating expenses. In addition, we note that you will continue to pursue additional capital investment. Clarify the source(s) of such funding and whether this funding is necessary to successfully implement your business plan. If it is necessary, revise to disclose the outcome if your actions fail.

Critical Accounting Estimates

13. We reissue and clarify prior comment number 21. Tell us whether you have made any accounting estimates or assumptions during the period being reported on that require MD&A disclosure pursuant to SEC
Release 33-8350, Section V. If so, revise to include the appropriate disclosure.

Certain Relationships and Related Transactions, page 19

14. We note that as of June 30, 2005 you owed Mr. Carrigan $6,762 from an unsecured demand note. Tell us why this liability has not been recorded on your consolidated balance sheet as of June 30, 2005.

Executive Compensation, page 20
15. In light of the Option Agreement dated September 1, 2005 with
Mr.
Shadmer, it appears that you need to revise this section to accurately reflect the option granted to purchase 200,000 shares of common stock. Please revise or advise.

Consolidated Financial Statements as of June 30, 2005

16. Revise to include page numbers on each page of your interim financial statements.

Consolidated Statements of Operations

17. Revise your consolidated statements of operations for the three months ending June 30, 2005 and 2004 to include earnings per share information.

General

18. We note your response to prior comment number 23 and reissue a portion of the comment. Revise to disclose that your interim financial statements include all adjustments which in the opinion of management that are necessary in order to make the financial statements not misleading. See Item 310(b)(2) of Regulation S-B.

Income Taxes, page F-7

19. We note your accounting for income taxes policy disclosure. We further note that you currently are reporting retained earnings as of the period end that suggests that you will be subject to income taxes
in the current period.  Indicate whether you are accruing an income
taxes payable in accordance with paragraphs 19 and 20 of APB 28.
In
addition, it does not appear that you have provided the financial statements disclosure required pursuant to paragraphs 43 through 49 of SFAS 109.  Revise as appropriate to include such disclosures.

Note 2.  Related Party Transactions, page F-7

20. Your disclosure provides the amount owed to related party stockholder as of March 31, 2005. Revise to disclose the amount due at the balance sheet date.


Consolidated Financial Statements as of December 31, 2004 and 2003

Balance Sheet, page F-2

21. Your response to prior comment number 26 indicates that your vending equipment is comprised of the chairs used in your vending service sales. Tell us whether you classify the depreciation expense from your vending equipment as cost of sales. We refer you to Regulation S-X, Rule 5-03 (b) (2) (d).

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page F-6

22. We note your response to prior comment number 27 with respect to your revenue recognition policy for the sale of chairs. Please clarify the following with respect to your policy.

* Your response with respect to your sale of chairs discusses your policy for collecting payment and delivering the chairs. However, your response does not discuss your revenue recognition policy. Tell us and disclose how you determine that the criterion of Section A.1 of SAB Topic 13 has been satisfied with respect to the sale of your chairs prior to recognizing revenue.
* Your response indicates that after the sale, the chair is sent to the customer from the manufacturer. Clarify and disclose whether you report revenue on a gross or net basis. As part of your response, tell us whether you act as a principal or agent in these transactions and how considered the indicators in EITF 99-19 when making this determination. If you conclude that you act as an agent in these transactions, confirm that you are recognizing revenue on the net basis in accordance with paragraph 6 of EITF 99-19 (that is, the amount billed to the customer less that amount paid to a supplier).

23. We note that your vending service revenue sharing arrangements requires that you pay 50% of your gross receipts to the entity that grants you the license to place the message chair(s) on their premises. Clarify and disclose whether you report revenue on a net or gross basis for services performed on these revenue sharing arrangements; that is, clarify whether you report revenue for 100% of the gross receipts and cost of sales for the 50% paid to the entity or whether you report 50% of the gross receipts as revenue.

24. We note your response to prior comment number 27 that you have revised Note 1 to disclose the Company`s revenue recognition policy for each type of revenue transaction. However, it does not appear that such revisions have been included in your revenue recognition footnote. Therefore, we reissue the portion of our comment that requests you revise to separately disclose your revenue recognition policy from each type of revenue transaction (e.g., vending services, sale of chairs). See SAB Topic 13, Section B. Ensure to include your revised disclosure in the footnotes to your interim financial statements included in your filing.

Basis of Accounting, page F-6

25. Your disclosure provides your policy for software development costs here and on page F-6 to your consolidated financial statements as of June 30, 2005. We also note that your response to prior comment no. 27 did not indicate whether you consider software to be incidental to your product (i.e., separate revenue stream for software). See footnote 2 of SOP 97-2. In this regard, software development cost are only subject to SFAS 86 when that software is licensed and, therefore, subject to SOP 97-2. Further, tell us whether you have incurred any costs for software development. If not, clarify why you believe that it is necessary to disclose this policy or revise your footnotes as necessary.

Property and Equipment, page F-6

26. Revise your disclosure to provide your policy for vending equipment. The current disclosure appears too general since your balance sheet shows only vending equipment as fixed assets. Further, your response to comment no. 26 states that "the company has no other fixed assets other than the vending equipment".

      You may contact Chris White at (202) 551-3461 or Stephen Krikorian, the Branch Chief - Accounting at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853, Anne
Nguyen, Special Counsel, at (202) 551-3611, or me at (202) 551-
3462
with any other questions.

      					Sincerely,



      					Mark P. Shuman
      					Branch Chief - Legal

CC:	Gregg E. Jaclin
	Anslow & Jaclin, LLP
	195 Route 9 South, Suite 204
	Manalapan, NJ 07726
      FAX No. (732) 577-1188
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Gregg E. Jaclin
Grant Enterprises, Inc.
November 28, 2005
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